FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 16, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander reduces its share capital by 2.03% to cancel the shares acquired in the share buy-back programme carried out between November 2022 and January 2023 in the context of the shareholder remuneration applicable to the results of financial year 2022.

On 1 February 2023, the board of directors of Banco Santander resolved to implement the Bank’s share capital reduction through a cancellation of own shares approved at the Bank’s ordinary general shareholders’ meeting held on 1 April 2022 on second call under item 7 D of the agenda (the “Capital Reduction”), subject to obtaining the relevant regulatory authorization.

On 15 March 2023, the European Central Bank granted the authorisation required to implement the Capital Reduction in accordance with applicable regulations.

Consequently, Banco Santander’s share capital has been reduced by EUR 170,203,286 through the cancellation of 340,406,572 own shares, each with a nominal value of EUR 0.50. The share capital resulting from the Capital Reduction implementation has been set at EUR 8,226,997,506, represented by 16,453,995,012 shares with a nominal value of EUR 0.50 each, all of them of the same class and series.

The purpose of the Capital Reduction is the cancellation of the Bank’s own shares, contributing to the remuneration of the Bank’s shareholders by increasing the profit per share, a consequence which is inherent to the decrease in the number of shares. The Capital Reduction does not involve the return of contributions, since the Bank is the owner of the cancelled shares, having acquired them within the framework of the share buy-back programme, the beginning and termination of which Banco Santander properly notified to the market through the notice of inside information published on 21 November 2022 with registration number 1669 and the notice of other relevant information published on 1 February 2023 with registration number 20244, respectively.

A reserve for amortised capital has been funded with a charge to the share premium reserve for an amount equal to the nominal value of the cancelled shares (i.e. EUR 170,203,286), which may only be used under the same conditions as those required for the reduction of the share capital, in accordance with article 335 c) of the Spanish Companies Law. Consequently, in accordance with article 335 c) of the Spanish Companies Law, the Bank’s creditors are not afforded the right of opposition referred to in article 334 of the Spanish Companies Law.

For purposes of the provisions of Section 411 of the Spanish Companies Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the reduction.

The announcements of the Capital Reduction will be published in the Official Gazette of the Spanish Commercial Registry and on the Bank’s corporate website (www.santander.com) in the coming days.

Thereafter, the public deed regarding the corporate resolutions on the Capital Reduction and amendment of the Bank’s By-laws will be granted and subsequently registered with the Commercial Registry of Santander. In addition, the delisting of the 340,406,572 cancelled shares from the Spanish and foreign stock exchanges or stock markets on which the Bank’s shares are listed, and the cancellation of the book-entry records of the cancelled shares before the competent bodies will both be requested.

Boadilla del Monte (Madrid), 16 March 2023

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes.

For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (Santander) 2022 Annual Report, published as Inside Information on 28 February 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 16, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance